Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 3, DATED MAY 19, 2016
TO THE PROSPECTUS, DATED APRIL 29, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated April 29, 2016 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2016 and Supplement No. 2, dated May 13, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our potential acquisition of a four-building office project located in Cottonwood, Utah, a submarket of Salt Lake City, Utah.

A. Potential Acquisition of Cottonwood Corporate Center

On May 13, 2016, we, through a wholly-owned subsidiary of the Operating Partnership, entered into a contract to acquire Cottonwood Corporate Center, a Class-A office project located in Cottonwood, Utah, a submarket of Salt Lake City, Utah. The seller, NOP Cottonwood Holdings, LLC, is not affiliated with us or our affiliates. The office project consists of four buildings totaling 490,030 square feet of net rentable area that is 91% leased to 25 tenants. Two of these tenants, SanDisk and Extra Space Storage, individually lease more than 10% of the rentable area of the project, as described below:

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SanDisk, a designer, developer and manufacturer of data storage technology, leases 153,201 square feet or approximately 31% of the project’s net rentable area, under a lease that expires in September 2021. The annual base rent under the lease is currently $4.5 million. Additionally, the lease provides the tenant with one five-year renewal option at the then-current market rental rate. Lastly, the tenant has an ongoing right of first offer on an additional 63,453 square feet of space as it becomes available until March 2020, unless the tenant has exercised its renewal option, at which point the tenant can maintain its right of first offer on such available space until September 2024.

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Extra Space Storage, a fully integrated, self-managed real estate investment trust focused on for rent self-storage facilities, leases 71,852 square feet or approximately 15% of the project’s net rentable area, under a lease that expires in January 2028. The annual base rent under the lease is currently $1.6 million. Additionally, the lease has a termination option which permits the tenant to terminate the lease if notice is given on or before April 2023. Lastly, the lease provides the tenant with two five-year renewal options at 95% of the then- current market rental rate at the time of each renewal.

The contract purchase price for Cottonwood Corporate Center is $140.0 million, exclusive of transaction costs, fees and working capital reserves. We expect to fund the acquisition using proceeds from this Offering, an advance under our credit facility with Hines, and secured mortgage financing from a third party. We funded a $2.0 million earnest money deposit on May 16, 2016. We expect the closing of this acquisition to occur on or about June 10, 2016, subject to a number of closing conditions. Additionally, the closing date can be extended 30 days at our option with an additional $2.0 million deposit. There is no guarantee that this acquisition will be consummated nor that third-party financing will be obtained. If we do not close on this acquisition our deposits may not be refunded.
In connection with this acquisition, we expect to pay our Advisor approximately $3.2 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Cottonwood Corporate Center (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Cottonwood Corporate Center during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
2011	92%	$20.46
2012	96%	$24.19
2013	94%	$18.94
2014	92%	$19.04
2015	92%	$21.80

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from May 13, 2016 through December 31, 2016, for each of the years ending December 31, 2017 through December 31, 2025 and the period thereafter for Cottonwood Corporate Center:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases	% of Total Annual Base Rental Income
Vacant	—	43,414	8.9%	$—	—%
2016	1	10,957	2.2%	$314,466	2.4%
2017	3	11,193	2.3%	$327,983	2.5%
2018	8	95,535	19.5%	$2,732,631	21.2%
2019	1	1,637	0.3%	$55,162	0.4%
2020	5	60,044	12.3%	$1,878,077	14.6%
2021	3	172,765	35.3%	$5,158,424	40.0%
2022	1	2,270	0.5%	$72,481	0.6%
2023	—	—	—%	$—	—%
2024	1	18,175	3.7%	$575,966	4.5%
2025	—	—	—%	$—	—%
Thereafter	2	74,040	15.1%	$1,781,676	13.8%